MEMBERS LIFE INSURANCE COMPANY

MEMBERS® HORIZON VARIABLE ANNUITY

SUPPLEMENT DATED MARCH 30, 2020 TO

MEMBERS® HORIZON II VARIABLE ANNUITY

PROSPECTUS DATED MAY 1, 2019

This supplement updates the prospectus for the variable annuity contract listed above and contains information that you should read and maintain for future reference. Please keep this supplement with your records.

The Board of Trustees of BNY Mellon Variable Investment Fund (the “Trust”) has notified us that it has approved the liquidation of the Quality Bond Portfolio (the “Fund”) pursuant to which the Fund will liquidate on or about April 30, 2020 (the “liquidation date”). Prior to the liquidation date, as of or about March 31, 2020, the Fund will no longer be available as an investment option under your Contract. All Contract Value remaining in the Subaccounts investing in the Fund (the “BNY Mellon Subaccount”) on the liquidation date will be transferred automatically to the Goldman Sachs VIT Government Money Market Fund (the “Goldman Sachs Money Market Subaccount”). After the liquidation date, any automatic transaction that involved the BNY Mellon Subaccount, such as automatic rebalancing, instead will involve the Goldman Sachs Money Market Subaccount. For example, if your Variable Subaccount Allocation includes the BNY Mellon Subaccount, as of the liquidation date, your Goldman Sachs Money Market Subaccount allocation will be increased by the current allocation to the BNY Mellon Subaccount and rebalancing will occur based on the new Allocation Levels.

From the date of this supplement until the liquidation date, you may transfer from the BNY Mellon Subaccount to any other Subaccount (as permitted by your Contract) without that transfer counting as a transfer that is subject to the transfer processing fee. If you have Contract Value invested in the BNY Mellon Subaccount on the liquidation date and it is automatically transferred into the Goldman Sachs Money Market Subaccount, you may transfer from the Goldman Sachs Money Market Subaccount to any other Subaccount (as permitted by your Contract) for 60 days after the liquidation date without that transfer counting as a transfer that is subject to the transfer processing fee. Also, you may want to change any automatic transactions that you elected. You should know that during extended periods of low interest rates, and partly as a result of insurance charges, the yields of the Goldman Sachs Money Market Subaccount may become extremely low and possibly negative. There is no assurance that the Goldman Sachs VIT Government Money Market Fund will be able to maintain a stable net asset value per share.

To obtain a copy of the prospectus for the Goldman Sachs VIT Government Money Market Fund or for any other fund in which the Variable Account invests, or if you have any questions regarding the Fund liquidation, please call us at 1-800-798-5500 or write us at 2000 Heritage Way, Waverly, Iowa 50677.

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